January 19, 2018

VIA EDGAR AND FEDERAL EXPRESS

Coy Garrison, Esquire

Rahul Patel, Esquire

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Mailstop 3233

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Aspen REIT, Inc.

Amendment No. 4 to Offering Statement on Form 1-A
Filed January 19, 2018
CIK No. 0001694997

Dear Mr. Garrison and Mr. Patel:

On behalf of our client, Aspen REIT, Inc. (the “Company”), we enclose for filing Amendment No. 4 to the Company’s Offering Statement on Form 1-A (“Amendment No. 4”). Amendment No. 4 is marked to show all changes made to the document since the filing of Amendment No. 3 to the Offering Statement on Form 1-A filed on January 11, 2018. The primary changes in Amendment No. 4 are to complete certain information that was omitted from Amendment No. 3 to the Offering Statement on Form 1-A filed on January 11, 2018 and to file certain exhibits.

We appreciate the Staff’s review of Amendment No. 4. If you have any questions or further comments on the filing, please contact the undersigned at (212) 878-8514.

Sincerely,

/s/ Devon L. MacLaughlin

cc:                                Jeffrey Lewis, Securities and Exchange Commission

Robert Telewicz, Securities and Exchange Commission

Stephane De Baets, Aspen REIT, Inc.

Michael W. Wirth, Aspen REIT, Inc.

Jay L. Bernstein, Clifford Chance US LLP

Andrew S. Epstein, Clifford Chance US LLP

Lawrence A. Rosenbloom, Ellenoff Grossman & Schole LLP